



# Dalton Distillers LLC
# Small Business Bond™

## Bond Terms:

**Bond Yield:** 10.50%

**Target Raise Amount:** $124,000

**Offering End Date:** April 17, 2023

**Repayment Period:** 4 years (48 months)

**Minimum Raise Amount:** $40,000

## Company Details:

**Name:** Dalton Distillers LLC

**Founded:** April 18, 2013

**Address:** 109 East Morris Street
Dalton, GA 30721

**Industry:** Distillery

**Employees:** 3

**Website:** daltondistillery.com

## Use of Funds Allocation:

If the maximum raise is met:

$74,400 (60.00%) – of the proceeds will go towards additional employees
$44,020 (35.50%) – of the proceeds will go towards equipment/materials purchase
$5,580 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

## Social:

Instagram: 2,820 Followers





## Business Metrics:

|  | FY21 | FY22 |
|---|---|---|
| Total Assets | $319,328 | $418,394 |
| Cash & Cash Equivalents | $126,974 | $211,781 |
| Accounts Receivable | $3,749 | $18,008 |
| Short-term Debt | $132,185 | $103,473 |
| Long-term Debt | $239,572 | $239,572 |
| Revenue | $275,849 | $189,362 |
| Cost of Goods Sold | $9,448 | $0 |
| Taxes | $0 | $0 |
| Net Income | $108,007 | $127,778 |

## Recognition:

**Dalton Distillers LLC (DBA Dalton Distillers)** are a small craft distillery located in Historic Downtown Dalton, Georgia. Here, they produce their family's 100+ year old recipe of moonshine, Raymond's Reserve. They also produce the world's only Sunflower Spirit, TazaRay, made from malted sunflower seeds & corn. Their latest product, Responsibly Vodka, is a vodka made from corn and distilled 5 times. Responsibility Vodka, TazaRay, and Raymond's Reserve are distributed throughout Georgia and available at their distillery. As their product line has grown, so has the demand for their unique, authentic moonshine. They're excited about expanding our distillery production and distribution network to meet customer demand.

## About:

**Dalton Distillers LLC (DBA Dalton Distillers)** has been in business since 2013 producing their famous authentic moonshine, Raymond's Reserve, in small batches from the Butler family's 100+ year old recipe in Dalton, GA.

For  more information, contact our Customer Support Team at support@thesmbx.com

